APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

EXPECT LACE
Income Statement 2021-2022

		2022		2021
REVENUES				
Sales	$	180,192.00	$	142,401.00
Other Revenue		-		12,000.00
TOTAL REVENUES		**180,192.00**		**154,401.00**
COST OF GOODS SOLD				
Cost of Goods Sold		76,292.00		56,800.00
Supplies		-		-
Other Direct Costs		-		-
TOTAL COST OF GOODS SOLD		76,292.00		56,800.00
GROSS PROFIT (LOSS)		103,900.00		97,601.00
OPERATING EXPENSES				
Advertising and Promotion		2,100.00		860.00
Bank Service Charges		-		-
Business Licenses and Permits		-		-
Computer and Internet		-		-
Repairs and Maintenence		3,200.00		4,300.00
Dues and Subscriptions		-		-
Insurance		2,880.00		2,680.00
Meals and Entertainment		260.00		1,200.00
Miscellaneous Expense		11,870.00		13,200.00
Supplies		2,500.00		2,800.00

Payroll Processing	-	-
Professional Services - Legal, Accounting	125.00	250.00
Occupancy	-	-
Rental Payments	42,000.00	42,000.00
Salaries/ Contractor Labour	32,498.00	15,472.00
Payroll Taxes and Benefits	-	-
Travel	1,710.00	2,200.00
Utilities	3,600.00	3,200.00
Website Development	-	300.00
TOTAL OPERATING EXPENSES	102,743.00	88,462.00
OPERATING PROFIT (LOSS)	1,157.00	9,139.00
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 1,157.00	$ 9,139.00

VANITY GLAM PHILADELPHIA | EXPECT LACE
Balance Sheet - unaudited
For the period ended 12/31/22

| | Current Period | Prior Period |
	31-Dec-22	31-Dec-21
ASSETS		
Current Assets:		
Cash	$ 1,200.00	$ 2,400.00
Petty Cash	25.00	25.00
Accounts Receivables	536.00	616.00
Inventory	26,000.00	22,000.00
Prepaid Expenses	7,200.00	7,200.00
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	34,961.00	32,241.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	4,600.00	3,800.00
Computer Equipment	3,800.00	4,000.00
Vehicles	15,000.00	-
Less: Accumulated Depreciation	400.00	200.00
Total Fixed Assets	23,800.00	8,000.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 58,761.00	$ 40,241.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 600.00	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	16,000.00	12,000.00

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		16,600.00		12,000.00
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		42,161.00		28,241.00
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		42,161.00		28,241.00
TOTAL LIABILITIES & EQUITY	$	**58,761.00**	$	**40,241.00**
Balance Sheet Check		-		-

I, Shaw Lewis, certify that:

1. The financial statements of VANITY GLAM PHILADELPHIA included in this Form are true and complete in all material respects; and
2. The tax return information of VANITY GLAM PHILADELPHIA included in this Form reflects accurately the information reported on the tax return for VANITY GLAM PHILADELPHIA for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature _____

Name: Shaw Lewis

Title: Owner